

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2011

<u>Via Facsimile</u>
Mr. Mark Patterson
Principal Executive Officer
Boomerang Systems, Inc.
355 Madison Avenue
Morristown, New Jersey 07960

> **Re: Boomerang Systems, Inc.**
> **Form 10-K for fiscal year ended September 30, 2010**
> **Filed December 29, 2010**
> **Form 10-Q for the quarterly period ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-10176**

Dear Mr. Patterson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended September 30, 2011</u>

<u>Item 1. Business, page 1</u>

1.   Tell us, and revise future filings to disclose, the reasons for material delays in both commencing work under contracts and completing installations of your systems. In this regard, we note your disclosure beginning on page 16 of the Form 10-Q filed August 15, 2011 that you have not yet completed the installation of two systems that, according to your disclosure on page 3 of your Form 10-K, were expected to have been completed in the first half of 2011. We further note your disclosure in the third paragraph on page 25 of your Form 10-K that you have experienced delays in obtaining approvals necessary to begin fulfilling contracts. Also provide the disclosure required by Item 101(h)(viii) of Regulation S-K with respect to these approvals. To the extent the delays in commencing work on your contracts may be attributable to the need to obtain additional financing,

please clarify and expand your disclosure here and in the discussion of your liquidity and capital resources as appropriate.

2.   In your response letter and in future filings, please provide a discussion of the material terms of your agreements with customers. In this regard, we note your disclosure on page 13 that some of your contracts contain fixed-price provisions which may adversely affect your results of operations in the event you do not accurately estimate your costs. Please provide similar disclosure describing the shareholder agreement with Tawreed Companies Representation regarding your joint venture.

Item 8. Financial Statements and Supplementary Data, page 30

Consolidated Statements of Operations, page F-3

3.   We note that you present stock-based compensation expense as a separate line item in your consolidated statements of operations. Please revise future filings to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees consistent with SAB Topic 14.F. Further, consistent with SAB Topic 14F, you could consider disclosing the amount of expense related to share-based payment arrangements included in specific line items in the financial statements in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A.

4.   Further, consistent with the above, please revise your discussion in MD&A in future filings so that the discussion of your stock-based compensation is included as a component of your discussion of the relevant line item in which the amount is included.

Note 13. Commitments and Contingencies, page F-24

5.   For your operating leases, please disclose in future filings the rent expense for each period for which a statement of operations in presented, as required by ASC 840-20-50-1.

Item 9A. Controls and Procedures, page 30

6.   In future filings please include, as required by Item 308(a)(1) of Regulation S-K, a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant. Further, please clarify, if true, that your disclosure relating to the use of the COSO criteria related to your assessment of the effectiveness of internal control over financial reporting. Otherwise, please explain the context in which you provided this disclosure. Refer to Item 308(a)(2) of Regulation S-K.

7.   We note your statement that "[a] control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Item 11. Executive Compensation, page 35

8.   In future filings, provide the table required by Item 402(r) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, page 41

9.   With respect to the transaction with Route 94 Development Corporation described on page 43, please tell us the dollar value of the amount involved and the approximate dollar value of the amount of the related person's interest in the transaction. Refer to Item 404(a)(3) and (4) of Regulation S-K. Also tell us where you filed as exhibits the agreement with Route 94 Development Corporation, as well as the agreements with related parties mentioned in the second, third, fourth and sixth paragraphs on page 42 and the third paragraph on page 43.

Item 15. Exhibits, Financial Statement Schedules, page 44

10.   Please tell us where you have filed the employment agreement with Mr. Mulvihill mentioned on page 36.

Form 10-Q for the quarterly period ended June 30, 2011

Item 1. Financial Statements, page 3

Consolidated Balance Sheets, page 3

11.   In future filings please remove the caption "audited" from your September 30, 2010 financial information because it is not covered by an audit report included in the filing. Instead, you may disclose in a footnote that the September 30, 2010 financial information is derived from the audited financial statements in your Form 10-K for the fiscal year ended September 30, 2010.

Consolidated Statements of Operations, page 4

12.   We refer to the line item "Stock-based compensation – financing." Please tell us the nature of the transaction and the accounting related to this transaction.

Item 4. Controls and Procedures, page 20

13.   We note that your current disclosure refers to a previous conclusion by management on the effectiveness of your disclosure controls and procedures and prior material weaknesses. Please amend your Form 10-Q to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of June 30, 2011 as required by Item 307 of Regulation S-K. Please also revise to describe, as necessary, the nature of any material weaknesses.

Item 6. Exhibits, page 30

14.   Footnote (2) to the exhibit index indicates that exhibits 10.1 through 10.4 were filed with the Form 10-Q; however, they do not appear to have been filed. Please advise. Also, please file the agreements mentioned in the penultimate paragraph on page 10 and the last paragraph on page 15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant